March 4, 2019

James Jiayuan Tong
President and Chairman of the Board
Bison Capital Acquisition Corp.
609-610 21st Century Tower
No. 40 Liangmaqiao Road
Chaoyang District, Beijing 100016, China

       Re: Bison Capital Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 22, 2019
           File No. 001-38120

Dear Mr. Tong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Arila Zhou